UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                             CNB Financial Corp.
    ----------------------------------------------------------------------
                              (Name of Issuer)

                 common stock, no par value $5.00 per share
    ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                  125921106
                   ----------------------------------------
                               (CUSIP Number)

                     Paul C. Remus, Esq. (603) 669-1000
                       Devine, Millimet & Branch, P.A.
             111 Amherst St., P.O. Box 719, Manchester, NH 03105
    ----------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                June 26, 1996
    ----------------------------------------------------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [ ].

Check the following box if a fee is being paid with this statement. [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP NO.   125921106                          Page 2 of 7 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NEW YORK CENTRAL MUTUAL FIRE INSURANCE COMPANY
      IRS ID# 15-0398170


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [ ]
      Not applicable


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      WC


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             264,376
OWNED BY
SHARED VOTING      8     0
EACH
REPORTING          9     SOLE DISPOSITIVE POWER
PERSON
WITH                     264,376

                  10     SHARED DISPOSITIVE POWER

                         0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      264,376


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                       [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%

14    TYPE OF REPORTING PERSON*

      1C

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.  Security and Issuer.
- -----------------------------

      The class of equity securities to which this Schedule 13D relates is the common stock (the "Common Stock") of CNB Financial Corp., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 24 Church Street, Canajoharie, New York 13317.


Item 2.  Identity and Background.
- ---------------------------------

            (a) This Statement is being filed by New York Central Mutual Fire Insurance Company (the "Company").

            (b) The principal business address of the Company is 1899 Central Plaza East, Edmeston, New York 13335.

            (c)   The Company is a mutual insurance company.

            (d) During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a finding of a violation with respect to such laws.

            (f) The Company is organized under the laws of the State of New York.


Item 3.  Source and Amounts of Funds or Other Consideration.
- ------------------------------------------------------------

      All shares of the Common Stock beneficially owned by the Company were acquired with its working capital.


Item 4.  Purpose of Transaction.
- --------------------------------

      As of the date of this Statement, all shares of the Common Stock beneficially owned by the Company have been acquired for investment purposes. In light of the Company's ownership of stock in the Issuer and the fact that the Company's Chairman and Chief Executive Officer is a member of the Issuer's Board of Directors, the Company has determined to file this Statement on Schedule 13D in order to provide more complete and timely disclosure of its investment in the Issuer. However, the filing of this Statement on Schedule 13D is not to be construed as an admission by the Company that it is not qualified to file a Statement on Schedule 13G regarding its investment in shares of the Common Stock.

      The Company intends to review regularly its investment in the Common Stock. Depending upon its analysis of the business and prospects of the Issuer and such other factors as the business and prospects of banks in general, overall economic, business, financial and securities market conditions and other business opportunities available to the Company, it may determine to increase its investment in shares of the Common Stock through open-market purchases or through privately negotiated transactions. To the extent that such additional purchases would result in the Company's holding in excess of 10% of all outstanding shares of the Common Stock, it would be required to make appropriate filings with the Comptroller of the Currency pursuant to the Change in Bank Control Act of 1978, as amended, or with the Board of Governors of the Federal Reserve System pursuant to the Bank Holding Company Act of 1956, as amended, prior to the making of such purchase. The Company may also determine to dispose of all or a part of its shares of the Common Stock.

      Other than as set forth above and elsewhere in this Statement, the Company has no current plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer including any plans of proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

            (j)   Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
- ----------------------------------------------

            (a) The Company is the beneficial owner of 264,376 shares of the Common Stock, representing 9.9% of all outstanding shares of the Common Stock (based upon 2,668,574.7385 outstanding shares of the Common Stock). Although such individuals are not reporting persons for the purposes of this Schedule 13D and the Company expressly disclaims any beneficial interest in shares of the Common Stock held by such individuals, Douglas Theodore Robinson, the Chairman and Chief Executive Officer of the Company, owns 272 shares of the Common Stock and Albert Pylinski, Jr., Senior Vice President and Treasurer of the Company, owns 50 shares of the Common Stock.

            (b) The Company possesses sole power to vote and dispose of all shares of the Common Stock which it beneficially owns and does not share such power with any other persons.

            (c) The Company has effected the following open market or privately negotiated purchases of shares of the Common Stock during the past sixty (60) days prior to the date of this Amendment No.2:

                                               Price
Transaction         Date         Shares      Per Share
- -----------         ----         ------      ---------

Purchase            6/26/96      96,000      $28.00

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock owned by the Company.

            (e) The Company is the beneficial owner of more than five percent (5%) of the shares of the Common Stock currently issued and outstanding.


Item 6. Contracts, Amendments, Understandings or Relationships with Respect to Securities of the Issuer.
- ---------------------------------------------------------------------

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the Company and any other person or persons with respect to the Common Stock or other securities of the Issuer. Notwithstanding the foregoing, as noted in Item 4 of this Statement, the Chairman and Chief Executive Officer of the Company, Douglas Theodore Robinson, currently serves as a director of the Issuer.


Item 7.  Material to be Filed as Exhibits.
- ------------------------------------------

      Not applicable.


      I certify that to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


                                        /s/ ALBERT PYLINSKI, JR.
                                        -----------------------------------
                                        Albert Pylinski, Jr.
                                        Sr. Vice Presdient, CFO & Treasurer
                                        New York Central Mutual Fire
                                         Insurance Company

Dated:  July 1, 1996